

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 4, 2009

Mr. Bradley J. Freiburger
Interim Chief Financial Officer
X-Rite, Inc.
4300 44th Street S.E.
Grand Rapids, Michigan 49512

> **Re:** **X-Rite, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2009**
> **Filed March 19, 2009**
> **File No. 000-14800**

Dear Mr. Freiburger:

We have reviewed your response dated July 22, 2009 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of January 3, 2009

Item 8. Financial Statements and Supplementary Data, page 38

1.   We note in your responses to prior comments 5, 7 and 8 that you attribute certain valuations, including goodwill, intangible assets and impairment charges, to an outside third party appraisal firm. With respect to the expanded disclosures to be included in future filings, please note the guidance in Compliance and Disclosure Interpretation 141.02 available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. In this regard, while management may elect to take responsibility for such items, to the extent that your expanded disclosures in future filings attribute the purchase price allocations or impairment evaluations solely to a third party, you may be required to include the consent of the third party in connection with any registration statements.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286, or Mary Beth Breslin, Reviewing Attorney, at (202) 551-3625 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

                                                Sincerely,

                                                Kevin L. Vaughn
                                                Accounting Branch Chief